Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

May 19, 2017

VIA EDGAR

Mr. Jeffrey Foor
Senior Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	The Chartwell Funds, File Nos. 333-216993; 811-23244
Registration Statement on Form N-1A

Dear Mr. Foor:

On behalf of The Chartwell Funds (the “Registrant”), below you will find the Registrant’s responses to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) provided via email in a letter dated Thursday, April 27, 2017, with regard to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”) under the Securities Act of 1933 (“Securities Act”) and the Investment Company Act of 1940 (“1940 Act”), filed with the Commission on March 31, 2017, to register common shares of the Berwyn Fund, Berwyn Income Fund, Chartwell Mid Cap Value Fund, Chartwell Short Duration High Yield Fund, Chartwell Small Cap Value Fund, and Chartwell Small Cap Growth Fund (“Fund” or together, “Funds”).

Each comment from the Staff is reproduced below, followed by the Registrant’s response to the comment. These responses will be incorporated into a pre-effective amendment to the Registration Statement. Terms not defined herein shall have the meaning set forth for that term in the Registration Statement.

General Comments

1. Comment: We note that substantial portions of the disclosure have been left blank. We expect to have further comments when you supply the omitted information in a pre-effective amendment, or on disclosure made in response to this letter, or on exhibits added in a pre-effective amendment.

Response: The Registrant confirms that the outstanding information has been included in Pre-Effective Amendment No. 1 to the Registration Statement and acknowledges that the Staff may have additional comments.

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2. Comment: In particular, for each Fund, please provide a completed fee table for staff review prior to seeking effectiveness.

Response: The Registrant confirms that the information has been included in Pre-Effective Amendment No. 1 to the Registration Statement.

3. Comment: Many of the comments apply to all Funds. Please respond to comments and make disclosure changes, as applicable, in the prospectus for each Fund.

Response: The Registrant confirms that it will apply comments to all Funds, as applicable.

Preliminary Prospectus- Berwyn Fund

Fees and Expenses of the Fund

4. Comment: On page 1, footnote 2 describes a contractual fee waiver and the advisor’s ability to seek reimbursement of fees waived, “for a period ending three full fiscal years after the date of the waiver or payment.” Please revise the footnote as the staff's position is that recoupment plans should be limited to three years from the date of the waiver/reimbursement. See Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards No. 5, Accounting for Contingencies, paragraph 8 ("FAS 5") and FASB Statement of Financial Accounting Concepts No. 6, Elements of Financial Statements, paragraph 36 ("CON 6"). See also, AAG 8.07 (2014).

Response: The footnote has been revised as requested.

5. Comment: In regards to footnote 2 on page 1, please confirm any recapture provision is limited to the lesser of (1) the expense cap in effect at the time of waiver, and (2) the expense cap in effect at the time of recapture. See 2009 Investment Companies Industry Developments Audit Risk Alert ARA-INV.73. Please apply comment to all Funds.

Response: The Registrant confirms that any recapture provision is limited to the lesser of (1) the expense cap in effect at the time of waiver, and (2) the expense cap in effect at the time of recapture, and has revised the footnote accordingly.

Principal Investment Strategies

6. Comment: Page 3 states, “The expenses associated with investing in ETFs are typically lower than the expenses associated with investing in individual stocks.” Please confirm to the staff the accuracy of such statement. We note that page 5 states, “Investing in ETFs, which are investment companies, involves duplication of advisory fees and certain other expenses.” Please apply any disclosure changes to all Funds.

Response: The statement that “The expenses associated with investing in ETFs are typically lower than the expenses associated with investing in individual stocks” has been removed.

Preliminary Prospectus- Chartwell Mid Cap Value Fund

Principal Investment Strategies

7. Comment: The disclosure on page 16 indicates that the advisor considers a company to be a mid-capitalization company if it has a market capitalization of between $2 and $25 billion. Explain supplementally why the Registrant considers a company with a market capitalization in this range to be a mid-capitalization company. Are there industry indices, classifications used by rating organizations, or definitions used in financial publications that use this range? See FAQs about Rule 35d-1 (Investment Company Names), Question 6 (Dec. 4, 2001).

Response: The reference point used in developing the capitalization range for the Fund was the Russell Midcap Value Index. As of its most recent reconstitution date, May 27, 2016, the smallest company included in the Index had a market capitalization of $1.9 billion and the largest company included in the Index had a market capitalization of $26.3 billion.

Principal Risks of Investing

8. Comment: On page 17, “Small-Cap and Mid-Cap Company Risk” is described as a principal risk to the Fund. Please include disclosure in the principal strategy reflecting the Fund’s investments in small-cap companies or remove the disclosure from principal risks regarding such investments. In addition, please revise subsequent risk disclosure, including the chart on page 40, to reflect this comment. We note that the Fund has adopted a policy to invest at least 80% of net assets in common stocks of mid-capitalization U.S. companies.

Response: The disclosure has been revised to remove “small-cap company risk” as a principal investment risk of the Fund.

9. Comment: Please confirm to the staff the Fund’s investments in foreign issuers will not include significant investments in issuers in emerging markets. Otherwise, please include emerging markets risk among principal risks.

Response: The Registrant confirms that the Fund’s investments in foreign issuers will not include significant investments in issuers in emerging markets.

Preliminary Prospectus- Chartwell Small Cap Value Fund

Principal Investment Strategies

10.          Comment: The disclosure on page 28 indicates that the advisor considers a company to be a small-capitalization company if it has a market capitalization of $2.5 billion or lower at the time of investment. Explain supplementally why the Registrant considers a company with a market capitalization of less than $2.5 billion to be a small-capitalization company. Are there industry indices, classifications used by rating organizations, or definitions used in financial publications that use this range? See FAQs about Rule 35d-1 (Investment Company Names), Question 6 (Dec. 4, 2001).

Response: The reference point used in developing the capitalization range for the Fund was the Russell 2000 Value Index. At the time the Fund was launched in 2012, the largest company included in the Index had a market capitalization of approximately $2.5 billion.

11.          Comment: Please confirm to the staff the Fund’s investments in foreign issuers will not include significant investments in issuers in emerging markets. Otherwise, please include emerging markets risk among principal risks.

Response: The Registrant confirms that the Fund’s investments in foreign issuers will not include significant investments in issuers in emerging markets.

Prior Performance for Similar Accounts Managed by the Advisor

12.          Comment: On pages 48 to 50, in connection with three of the Funds, the disclosure shows performance for a composite of private accounts managed by the advisor. For the Chartwell Small Cap Value Fund composite and the Chartwell Mid Cap Value composite, the disclosure indicates that certain small accounts and non-fee paying accounts are excluded from the composite. Supplementally, explain why certain substantially similar accounts were excluded from the composites and represent that the exclusion of accounts would not materially affect the performance or otherwise cause the performance to be misleading.

Response: The performance data for the Chartwell Small Cap Value and Chartwell Mid Cap Value composite was calculated using the Global Investment Performance Standards (“GIPS”), which are a set of recognized industry standards for the composition of composites such as the Chartwell Small Cap Value composite and the Chartwell Mid Cap Value composite. The GIPS Handbook includes a Frequently Asked Questions (“FAQs”) section on composite composition that provides guidance on non-fee-paying accounts. Among such FAQs are the following:

How do we determine what is considered a non-fee-paying portfolio? If a portfolio pays no investment management fees, it is considered a non-fee-paying portfolio. Some firms may manage portfolios that have a minimal investment management fee that is meant to cover operating or transaction costs. If a portfolio has a very small investment management fee that is not representative of an investment management fee a portfolio would typically pay, the firm should consider such a portfolio as a non-fee-paying portfolio.

How should incubator fund performance be presented under the GIPS standards? Incubator funds typically are portfolios set up with firm assets to initiate a new type of asset management. As such, they are typically non-fee-paying portfolios. The GIPS standards only require fee-paying portfolios to be included in the firm’s composites. However, the GIPS standards permit firms to include non-fee-paying portfolios in their composites. If non-fee-paying portfolios are included in one of the firm’s composites, the GIPS standards require that the firm present the percentage of the composite assets represented by the non-fee-paying portfolios as of the end of each annual period. (emphasis added)

Based on the foregoing, and the disclosure accompanying the table stating that non-fee paying accounts and accounts paying fees of $250,000 or less are excluded from the performance information, the Registrant does not believe the exclusion of such accounts causes the performance information to be misleading. In addition, the Registrant has confirmed with the Adviser that the inclusion of non-fee paying accounts could overstate the performance of fee paying accounts which makes up vast majority of accounts in the composite, and, therefore, the Adviser believes excluding non-fee paying accounts results in a more conservative representation of performance and is consistent with GIPS.

13.         Comment: For each of the three Funds discussed in this section, represent supplementally that the Fund has the records necessary to support the calculation of the performance as required by rule 204-2(a)(16) under the Investment Advisers Act.

Response: The Registrant represents that it has the records to support the performance of the accounts that comprise the data in each table included under “Prior Performance for Similar Accounts Managed by the Advisor.”

14.          Comment: For each Fund discussed in this section, if the standardized SEC method is not used to calculate the prior performance, the Fund should disclose how the performance was calculated and that the method differs from the standardized SEC method.

Response: The Registrant has added the following disclosure after each composite performance table:

The Advisor has prepared and presented this information in compliance with the Global Investment Performance Standards (GIPS) which differs from the SEC method of calculating performance. The GIPS standards are a set of standardized, industry-wide principles that provide investment firms with guidance on how to calculate and report their investment results. The GIPS total return is calculated by using a methodology that incorporates the time-weighted rate of return concept for all assets, which removes the effects of cash flows. The SEC standardized total return is calculated using a standard formula that uses the average annual total return assuming reinvestment of dividends and distributions and deduction of sales loads or charges.

15.          Comment: For each Fund discussed in this section, disclose that the net returns shown in the chart reflects returns net of all actual fees and expenses including any sales loads relating to the accounts. The presentation may exclude custodial fees as long as this exclusion is disclosed.

Response: The disclosure has been revised as requested.

Preliminary Prospectus- Chartwell Small Cap Growth Fund

Investment Objective

16.          Comment: The Fund’s investment objective appears incomplete (disclosure is bracketed). Please complete the required disclosure.

Response: The disclosure has been revised as requested.

Fees and Expenses of the Fund

17.          Comment: Please provide a completed fee table for staff review. Please also confirm that any waiver reflected in the table must last at least one year from the effective date of the registration statement.

Response: The disclosure has been added as requested.

18.          Comment: The Fund’s investment objective appears incomplete (disclosure is bracketed). Please complete the required disclosure.

Response: The disclosure has been revised as requested.

Principal Investment Strategies

19.          Comment: The Fund considers a company to be a small-capitalization company if it has a market capitalization within the range of the companies in the Russell 2000 Growth Index. Please disclose, as of a recent date, the market capitalization range of the companies in that index.

Response: The disclosure has been added as requested.

20.          Comment: Please confirm to the staff that the Fund’s investments in foreign issuers will not include significant investments in issuers in emerging markets. Otherwise, please include emerging markets risk among principal risks.

Response: The Registrant confirms that the Fund’s investments in foreign issuers will not include significant investments in issuers in emerging markets.

Principal Risks of Investing

21.          Comment: On page 9, “Small-Cap and Mid-Cap Company Risk” is described as a principal risk to the Fund. Please include disclosure in the principal strategy reflecting the Fund’s investments in mid-cap companies or remove the disclosure from principal risks regarding such investments. We note that the Fund has adopted a policy to invest at least 80% of net assets in common stocks of small capitalization U.S. companies.

Response: The disclosure has been revised to remove “mid-cap company risk” as a principal investment risk of the Fund.

Prior Performance for Similar Accounts Managed by the Advisor

22.          Comment: On page 10, the disclosure shows performance for a composite of private accounts managed by the advisor. The disclosure indicates that certain small accounts and non-fee paying accounts are excluded from the composite. Supplementally, explain why certain substantially similar accounts were excluded from the composites and represent that the exclusion of accounts would not materially affect the performance or otherwise cause the performance to be misleading.

Response: Similar to the response provided to Comment 12, the performance data for the Chartwell Small Cap Growth composite was calculated using the GIPS standards, which are a set of recognized industry standards for the composition of composites such as the Chartwell Small Cap Growth composite. The GIPS Handbook includes a FAQs section on composite composition that provides guidance on non-fee-paying accounts. Among such FAQs are the following:

How do we determine what is considered a non-fee-paying portfolio? If a portfolio pays no investment management fees, it is considered a non-fee-paying portfolio. Some firms may manage portfolios that have a minimal investment management fee that is meant to cover operating or transaction costs. If a portfolio has a very small investment management fee that is not representative of an investment management fee a portfolio would typically pay, the firm should consider such a portfolio as a non-fee-paying portfolio.

How should incubator fund performance be presented under the GIPS standards? Incubator funds typically are portfolios set up with firm assets to initiate a new type of asset management. As such, they are typically non-fee-paying portfolios. The GIPS standards only require fee-paying portfolios to be included in the firm’s composites. However, the GIPS standards permit firms to include non-fee-paying portfolios in their composites. If non-fee-paying portfolios are included in one of the firm’s composites, the GIPS standards require that the firm present the percentage of the composite assets represented by the non-fee-paying portfolios as of the end of each annual period. (emphasis added)

Based on the foregoing, and the disclosure accompanying the table stating that non-fee paying accounts and accounts paying fees of $250,000 or less are excluded from the performance information, the Registrant does not believe the exclusion of such accounts causes the performance information to be misleading. In addition, the Registrant has confirmed with the Adviser that the inclusion of non-fee paying accounts could overstate the performance of fee paying accounts which makes up vast majority of accounts in the composite, and, therefore, the Adviser believes excluding non-fee paying accounts results in a more conservative representation of performance and is consistent with GIPS.

23.          Comment: Please represent supplementally that the Fund has the records necessary to support the calculation of the performance as required by rule 204-2(a)(16) under the Investment Advisers Act.

Response: The Registrant represents that it has the records to support the performance of the accounts that comprise the data in the tables included under “Prior Performance for Similar Accounts Managed by the Advisor.”

24.          Comment: Please disclose that the net returns shown in the chart reflects returns net of all actual fees and expenses including any sales loads relating to the accounts. The presentation may exclude custodial fees as long as this exclusion is disclosed.

Response: The disclosure has been revised as requested.

Statement of Additional Information

25.          Comment: Page 31 states, that as a fundamental policy no Fund may, “Purchase or sell commodities or commodity futures contracts, puts, calls and straddles.” However, page 5 also provides additional fundamental policies on commodities. Please review and remove any duplicative policies.

Response: The Registrant has reviewed and removed duplicative policies on page 31.

26.          Comment: On page 35, we note disclosure that the Board has an Interested Trustee as Chairman. Please state whether there is a lead independent trustee and, if so, describe that person’s role in the leadership of the Board. See Item 17(b) of Form N-1A.

Response: The following disclosure has been added to the paragraph regarding the Board’s leadership structure:

Although the Fund does not have a “lead” Independent Trustee, the Board believes that adequate independent leadership is present given the size and composition of the Board (3/4 of which is represented by Independent Trustees) and that each of the committees of the Board (Audit and Nominating) is chaired by an Independent Trustee.

27.          Comment: The SAI includes many blank or incomplete disclosures. Please revise and note we may have additional comments.

Response: The Registrant confirms that the outstanding information has been included in Pre-Effective Amendment No. 1 to the Registration Statement, and acknowledges that the Staff may have additional comments.

The Registrant believes it has fully responded to each comment. If, however, you have any further questions or require further clarification of any response, please do not hesitate to call me at (215) 564-8089, or Alan R. Gedrich at (215) 564-8050.

Sincerely,

/s/ Cory O. Hippler
Cory O. Hippler